UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Tallgrass Energy, LP

(Name of Issuer)

Class A shares

(Title of Class of Securities)

874696 107

(CUSIP Number)

Christopher R. Jones

4200 W. 115th Street, Suite 350, Leawood, Kansas 66211

Telephone: (913) 928-6060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS Tallgrass KC, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 29,416,692 Class A shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,416,692 Class A shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,416,692 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.83%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the reporting person directly owns 29,416,692 Class B shares representing limited partner interests in the Issuer (the “Class B shares”) and 29,416,692 units representing membership interests (the “Tallgrass Equity Units”) in Tallgrass Equity, LLC (“Tallgrass Equity”), which are exchangeable together for a corresponding number of Class A shares, pursuant to the partnership agreement described below. Neither the filing of this Schedule 13D, nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5.

**

Based on the total number of Class A shares (156,353,761) issued and outstanding as of January 30, 2019, which is the date on which the Purchase Agreement (as defined in Item 4) was executed, and assuming the outstanding Class B shares (29,416,692) and a corresponding number of Tallgrass Equity Units held by the reporting person were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 185,770,453 Class A shares. This calculation does not include the 94,471,201 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Class B shares, the reporting person’s beneficial ownership would represent approximately 10.50% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 974696 107

1	NAMES OF REPORTING PERSONS David G. Dehaemers, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 31,504,182 Class A shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,504,182 Class A shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,504,182 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.77%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

Beneficial ownership of 2,087,490 of the Class A shares referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of his status as the Trustee of the David G. Dehaemers, Jr. Revocable Trust, dated April 26, 2006 (the “Dehaemers Revocable Trust”). The Dehaemers Revocable Trust directly owns 1,806,319 Class A shares, and also directly owns 281,171 Class B shares and 281,171 Tallgrass Equity Units, which are exchangeable together for a corresponding number of Class A shares pursuant to the partnership agreement described below. Beneficial ownership of the remaining 29,416,692 Class A shares referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of his status as the sole manager of Tallgrass KC, LLC (“Tallgrass KC”). Tallgrass KC directly owns 29,416,692 Class B shares and 29,416,692 Tallgrass Equity Units, which are exchangeable together for a corresponding number of Class A shares pursuant to the partnership agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of the reporting person’s pecuniary interest therein. See Items 3, 4 and 5.

**

Based on the total number of Class A shares (156,353,761) issued and outstanding as of January 30, 2019, which is the date on which the Purchase Agreement (as defined in Item 4) was executed, and assuming (i) the outstanding Class B shares (29,416,692) and a corresponding number of Tallgrass Equity Units held by Tallgrass KC were exchanged for newly-issued Class A shares on a one-for-one basis, and (ii) the outstanding Class B shares (281,171) and a corresponding number of Tallgrass Equity Units held by the Dehaemers Revocable Trust were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 187,857,943 Class A shares. This calculation does not include the 94,190,030 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Class B shares, the reporting person may be deemed to beneficially own approximately 11.24% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share. The reporting person disclaims beneficial ownership of the interests held by the Dehaemers Revocable Trust and Tallgrass KC except to the extent of his pecuniary interest therein.

Amendment No. 3 to Schedule 13D

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2015, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on February 16, 2018 and Amendment No. 2 to Schedule 13D filed with the Commission on July 3, 2018 (the “Amended Schedule 13D” and, as amended, the “Schedule 13D”). Capitalized terms used but otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following after the last paragraph:

The Dehaemers Revocable Trust acquired the beneficial ownership of Class A shares through open market purchases with funds held by the trust on the following date, in the following amounts and at the following prices:

•	On September 24, 2018, 15,000 Class A shares at prices ranging from $22.20 to $22.23 per share;

•	On November 1, 2018, 16,777 Class A shares at prices ranging from $21.20 to $21.30 per share; and

•	On November 28, 2018, 20,000 Class A shares at prices ranging from $20.49 to $20.55 per share.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following after the first paragraph:

On January 30, 2019, Tallgrass KC and the Dehaemers Revocable Trust entered into a Purchase Agreement (the “Purchase Agreement”) with Holdings, Tallgrass Holdings, LLC, a Delaware limited liability company (“Tallgrass Holdings”), and the other seller parties named therein (collectively the “Sellers”), Prairie GP Acquiror LLC, a Delaware limited liability company (“GP Acquiror”), Prairie ECI Acquiror LP, a Delaware limited partnership (“Up-C Acquiror 1”), Prairie VCOC Acquiror LP, a Delaware limited partnership (“Up-C Acquiror 2” and together with Up-C Acquiror 1, “Up-C Acquirors”), and Prairie Non-ECI Acquiror LP, a Delaware limited partnership (“Class A Acquiror”, and together with GP Acquiror and Up-C Acquirors, the “Blackstone Acquirors”), and David G. Dehaemers, Jr., John T. Raymond and Frank J. Loverro, as Seller Representatives, pursuant to which the Blackstone Acquirors agreed to purchase the Subject Interests (as defined below) from the Sellers for an aggregate purchase price of $3,272,860,010 (the “Subject Interests Acquisition”).

Upon the terms and subject to the conditions set forth in the Purchase Agreement, (a) Tallgrass KC, LLC will transfer to certain members of management an aggregate of 2,417,598 Tallgrass Equity Units and a corresponding number of Class B Shares, which will continued to be owned by such members of management following the closing of the Subject Interests Acquisition, (b) following such transfer by Tallgrass KC, LLC, (i) GP Acquiror will purchase from Holdings 100% of the outstanding membership interests (the “GP Interests”) in the General Partner, (ii) Up-C Acquirors will purchase from certain Sellers (the “Sponsors”) and David G. Dehaemers, Jr. Revocable Trust an aggregate of 121,470,296 Tallgrass Equity Units and a corresponding number of Class B shares (collectively, the “Up-C Interests”), a portion of which may be exchanged for Class A shares by certain of the Sponsors immediately following the transfer by Tallgrass KC, LLC described above and, following such exchange, purchased by Class A Acquiror instead of Up-C Acquirors, and (iii) Class A Acquiror will purchase from David G. Dehaemers, Jr. Revocable Trust and William R. Moler Revocable Trust an aggregate of 3,210,085 Class A shares (in addition to any Class A shares into which Up-C Interests are exchanged prior to the purchase thereof by Up-C Acquirors) (collectively, and together with the GP Interests and the Up-C Interests, the “Subject Interests”), and (c) immediately thereafter, Holdings will distribute 100% of the consideration received by Holdings for the GP Interests to its members in accordance with the Second Amended and Restated Limited Liability Company Agreement of Holdings. The other holders of outstanding Tallgrass Equity Units and Class B shares not named as Sellers in the Purchase Agreement will have the opportunity, prior to the closing of the Subject Interests Acquisition, to join as parties to the Purchase Agreement and, pursuant thereto, to sell the Tallgrass Equity Units and Class B shares owned by them on the same terms and subject to the same conditions as set forth in the Purchase Agreement with respect to the Sellers. Such other holders hold an aggregate of 1,076,195 Tallgrass Equity Units and a corresponding number of Class B shares. If any of such other holders of outstanding Tallgrass Equity Units and Class B Shares elect not to join as parties to the Purchase Agreement, the aggregate purchase price payable in the Subject Interests Acquisition will be reduced accordingly.

Pursuant to the terms of the Purchase Agreement, until the closing of the Subject Interests Acquisition or the termination of the Purchase Agreement, the Sellers and their representatives agree not to enter into a transaction with any third party involving the disposition of the Subject Interests, except for the Subject Interests Acquisition. Additionally, the Purchase Agreement contemplates certain potential changes to the directors of the Issuer, the General Partner, Tallgrass Equity and their respective subsidiaries, which would be effective as of the closing of the Subject Interests Acquisition, as well as certain changes to the employment and compensation arrangements for certain officers of the Issuer, the General Partner, Tallgrass Equity and their respective subsidiaries, which would become effective following the closing of the Subject Interests Acquisition.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached to this Amendment No. 3 as Exhibit 8, and is incorporated by reference herein.

Also, in connection with the Purchase Agreement, Mr. Dehaemers entered into a Director Designation Agreement (the “Director Designation Agreement”) with GP Acquiror, pursuant to which the parties agreed that from and after the closing of the Subject Interests Acquisition, Mr. Dehaemers will have the right to (i) designate one of three specified individuals to serve as a member of the board of directors of the General Partner until December 31, 2020, for so long as Mr. Dehaemers remains a member of the Board and (ii) under certain circumstances, designate one individual to serve as an independent member of the board of directors of the General Partner, for so long as Mr. Dehaemers is employed as the Chief Executive Officer of the General Partner.

The foregoing description of the Director Designation Agreement is qualified in its entirety by reference to the full text of the Director Designation Agreement, a copy of which is attached to this Amendment No. 3 as Exhibit 9, and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety by the following:

(a) Tallgrass KC does not directly own any Class A shares. Tallgrass KC owns 29,416,692 Class B shares, which are exchangeable with a corresponding number of Tallgrass Equity Units, for an equivalent number of Class A shares. Therefore, Tallgrass KC may be deemed to beneficially own 29,416,692 Class A shares. Based on there being 156,353,761 Class A shares issued and outstanding as of January 30, 2019, which is the date on which the Purchase Agreement was executed, and assuming the 29,416,692 Tallgrass Equity Units and corresponding number of Class B shares held by Tallgrass KC are all exchanged for Class A shares pursuant to the Exchange Right, Tallgrass KC would directly own approximately 15.83% of the Class A shares. This calculation does not include the 94,471,201 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Tallgrass Equity Units, Tallgrass KC would directly own approximately 10.50% of the Class A shares.

As the Trustee of the Dehaemers Revocable Trust, Mr. Dehaemers may be deemed to beneficially own (i) 1,806,319 Class A shares held of record by the Dehaemers Revocable Trust and (ii) 281,171 Class B shares held of record by the Dehaemers Revocable Trust, which are exchangeable with a corresponding number of Tallgrass Equity Units for an equivalent number of Class A shares. Additionally, as sole manager of Tallgrass KC, Mr. Dehaemers may be deemed to beneficially own the 29,416,692 Class B shares held of record by Tallgrass KC, which are exchangeable with a corresponding number of Tallgrass Equity Units for an equivalent number of Class A shares. Based on there being 156,353,761 Class A shares outstanding as of January 30, 2019, which is the date on which the Purchase Agreement was executed, and assuming (i) the 29,416,692 Class B shares and corresponding number of Tallgrass Equity Units held by Tallgrass KC and (ii) the 281,171 Class B shares and corresponding number of Tallgrass Equity Units held by the Dehaemers Revocable Trust are all exchanged for Class A shares pursuant to the Exchange Right, Mr. Dehaemers may be deemed to beneficially own approximately 16.77% of the Class A shares. This calculation does not include the 94,190,030 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Class B shares, Mr. Dehaemers may be deemed to beneficially own approximately 11.24% of the Class A shares.

Neither the filing of Schedule 13D, as amended by this Amendment No. 3, nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Class A shares referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person except to the extent of such Reporting Person’s pecuniary interest, if any, in the Class A shares.

(b) The information set forth in Items 7 through 11 of the cover pages hereto are incorporated herein by reference. Mr. Dehaemers has sole voting power and sole dispositive power with respect to all of the Class A shares reported for the Reporting Persons in Item 5(a).

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Class A shares in the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A shares of the Issuer that may be deemed to be beneficially owned by the Reporting Persons as provided for herein. Neither Tallgrass KC nor the Dehaemers Revocable Trust is entitled to any distributions on the Class B shares it currently holds.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented to include the following exhibit:

Exhibit 8	Purchase Agreement, dated January 30, 2019, by and among Tallgrass Energy Holdings, LLC, Tallgrass Holdings, LLC, KIA VIII (Rubicon), L.P., KEP VI AIV (Rubicon), LLC, Tallgrass KC, LLC, William R. Moler Revocable Trust, David G. Dehaemers, Jr. Revocable Trust, Prairie GP Acquiror LLC, Prairie ECI Acquiror LP, Prairie VCOC Acquiror LP, Prairie Non-ECI Acquiror LP, and David G. Dehaemers, Jr., John T. Raymond and Frank J. Loverro, as Seller Representatives.

Exhibit 9	Director Designation Agreement dated January 30, 2019, by and between Prairie GP Acquiror LLC and David G. Dehaemers, Jr.

[Signatures Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 1, 2019.

Tallgrass KC, LLC

By:	/s/ David G. Dehaemers, Jr.
David G. Dehaemers, Jr.
Manager

/s/ David G. Dehaemers, Jr.
David G. Dehaemers, Jr.

Signature Page to Amendment No. 3 to Schedule 13D for Tallgrass Energy, LP